T1 Energy Inc.

1211 E 4th Street

Austin, Texas 78702

September 23, 2025

VIA EDGAR

Erin Donahue

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	T1 Energy Inc. Amendment No. 3 to Registration Statement on Form S-3 Filed September 19, 2025 File No. 333-286455

Dear Sir or Madam:

This letter is submitted by T1 Energy Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 22, 2025 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-3 (File No. 333-286455) filed with the Commission on September 19, 2025 (“Amendment No. 3”). Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form S-3 (“Amendment No. 4” or the “Amendment”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 4. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4. The changes reflected in Amendment No. 4 include those made in response to the Staff’s comments as well as other updates.

Exhibits

1.	Please update the opinion filed as Exhibit 5.1 to refer to the 24,411,764 shares underlying the convertible preferred stock.

In response to the Staff’s comment, the Company has updated Exhibit 5.1 to the Amendment to refer to the 29,411,764 shares of Common Stock underlying the Convertible Preferred Stock.

2.	Please update Exhibit 107 to refer to the 75,289,725 shares currently being registered. Additionally update footnotes to the filing fee table as appropriate to reflect developments regarding note conversions.

In response to the Staff’s comment, the Company has updated Exhibit 107 to the Amendment to refer to the 75,289,724 shares currently being registered.

T1 Energy | www.t1energy.com

Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Daniel Barcelo
Daniel Barcelo

Chief Executive Officer and Chairman of the Board of Directors

T1 Energy Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa
Skadden, Arps, Slate, Meagher & Flom (UK) LLP

T1 Energy | www.t1energy.com